Exhibit 99.8

CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2016 of Western Copper and Gold Corporation of our report dated March 23, 2017, relating to the consolidated financial statements, which appears in this Annual Report.

signed “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Vancouver, British Columbia
March 23, 2017